Mail Stop 3561

January 7, 2010

E.V. Bonner, Jr., Esq.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

> **Re:** **Susser Holdings Corporation, and co-registrants**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 15, 2009**
> **File No. 333-162851 to -21**
> **Correspondence Dated December 15, 2009 Regarding**
> **Form 10-K for Year Ended December 28, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File No. 1-33084**

Dear Mr. Bonner:

We have reviewed your letter dated December 15, 2009 in response to our comment letter dated December 2, 2009 and you amended registration statement, and we have the following comments. You should comply with the comments regarding your annual and quarterly reports and your definitive proxy statement in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended December 28, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 30

1. We note your response to comment four in our letter dated December 2, 2009. Particularly, we note your response to the second bullet point of that comment. In that response, generally, you disclose the focus of your capital spending program and the manner in which you evaluate your capital expenditure plans and your potential acquisition opportunities. Also, you state that, generally, you continually assess your capital spending needs and reevaluate your requirements based on current and expected results, and you state that you could reduce capital spending without significant short-term detrimental impact to your existing business if your operating results decrease or you are unable to access sale leaseback financing. Additionally, in future filings, please discuss how you determine the specific amount of net capital spending you estimate that you will require in future periods. For example, you state that you would require approximately $40 to $60 million in 2009 for net capital spending. In this regard, please discuss the specific acquisition opportunities, new store spending plans, and capital spending plans or programs of which you were aware that would require this amount. If you were not aware of any specific opportunities or you did not have any specific spending plans or programs, please disclose this fact and explain why you believed you would require approximately $40 to $60 million in 2009 for net capital spending.

Business Combinations and Intangible Assets Including Goodwill, page 46

2. We note your response to comment five in our letter dated December 2, 2009. Please explain to us, and enhance your disclosure in future filings to address, the last two bullet points to our prior comment five. In this regard, we believe your disclosure could be enhanced to provide more specificity with respect to changes in key assumptions and changes in circumstances that could reasonably be expected to negatively affect your key assumptions.

3. We note your response to comment six in our letter dated December 2, 2009. We re-issue our prior comment. Further, please explain to us and disclose in future filings why you are changing the valuation method used to estimate the fair value of your reporting units. In this regard, we note you previously used a market capitalization approach and are now exploring other measures of fair value. Please explain in detail and disclose in future filings how another valuation methodology could provide a better estimate of your reporting unit's fair value. We may have further comment.

Item 9A. Controls and Procedures, page 51

4. We note your response to comment seven in our letter dated December 2, 2009. In that response, you confirm that your disclosure controls and procedures were effective "at a reasonable level for which they were designed." Also, in your proposed, modified disclosure, you state that you will include language indicating that your disclosure controls and procedures were effective "in that they provide a reasonable assurance that…." Please confirm for us, and disclose in future filings, that your disclosure controls and procedures "were effective at the reasonable assurance level for which they were designed that…."

Definitive Proxy Statement on Schedule 14A

Annual Bonuses, page 16

5. We note your response to comment 15 in our letter dated December 2, 2009. In that response, you state that you do not believe that the EBITDAR targets referred to in that comment are material to a full understanding of your compensation philosophy and objectives and you provide us with an analysis as to why you should not have to disclose this information. However, it is unclear why you would experience competitive harm as a result of disclosing financial information that is tied to EBITDAR, considering that such data is disclosed in or derived from your financial statements. We reissue our comment.

Policy Regarding Transactions with Affiliates, page 36

6. We note your response to comment 18 in our letter dated December 2, 2009. Please confirm for us, if true, that the related party transactions discussed in your audit committee's written charter and in your Code of Business Conduct and Ethics are specific to transactions subject to Item 404(a) of Regulation S-K. If not, in future filings, please revise.

*   *   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Senior Accountant, at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rod Miller, Esq.
    Weil, Gotshal & Manges LLP
    Via Facsimile